Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of _____May_________ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


      TELUS Corporation First Quarter Financial Statements and
             Management Discussion and Analysis.






______________________________________________________________________________
                          TELUS CORPORATION

                    CONSOLIDATED FINANCIAL STATEMENTS

                             (UNAUDITED)

                            MARCH 31, 2003
______________________________________________________________________________



consolidated statements of income

Three month periods ended March 31 (unaudited) (millions)					2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING REVENUES									      $ 1,740.9       $ 1,698.0
---------------------------------------------------------------------------------------------------------------------------------
OPERATING EXPENSES
  Operations											1,070.1 	1,108.7
  Depreciation 											  318.6 	  291.1
  Amortization of intangible assets								   92.5 	   83.3
  Restructuring and workforce reduction costs (Note 3)						    6.5 	   12.5
---------------------------------------------------------------------------------------------------------------------------------
												1,487.7 	1,495.6
---------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME										  253.2 	  202.4
  Other expense (income), net 									    5.6 	    4.8
  Financing costs (Note 4) 									  161.6 	  181.4
---------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES AND NON-CONTROLLING INTEREST						   86.0 	   16.2
  Income taxes (recovery) (Note 5)								   (5.9)	   16.5
  Non-controlling interest									    0.7 	    0.5
---------------------------------------------------------------------------------------------------------------------------------
NET INCOME (LOSS)										   91.2 	   (0.8)
  Preference and preferred share dividends							    0.9 	    0.9
  Interest on convertible debentures, net of income taxes					    1.7 	    1.6
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARE AND NON-VOTING SHARE INCOME (LOSS)						      $    88.6       $    (3.3)
=================================================================================================================================
INCOME (LOSS) PER COMMON SHARE AND NON-VOTING SHARE ($) (NOTE 6)
	- Basic 										    0.26 	   (0.01)
	- Diluted										    0.26 	   (0.01)
DIVIDENDS DECLARED PER COMMON SHARE AND NON-VOTING SHARE ($)					    0.15 	    0.15
TOTAL WEIGHTED AVERAGE COMMON SHARES AND NON-VOTING SHARES OUTSTANDING (MILLIONS)
	- Basic											  346.8 	  304.0
	- Diluted										  347.0 	  304.0


consolidated statements of retained earnings

Three month periods ended March 31 (unaudited) (millions)					2003		2002
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT BEGINNING OF YEAR								      $	  630.4       $	1,654.8
Transitional impairment of intangible assets with indefinite lives				     - 		 (595.2)
---------------------------------------------------------------------------------------------------------------------------------
Adjusted opening balance									  630.4 	1,059.6
Net income (loss)										   91.2 	   (0.8)
---------------------------------------------------------------------------------------------------------------------------------
												  721.6 	1,058.8
Less: 	Common Share and Non-Voting Share dividends paid in cash 				   42.7 	   25.4
	Common Share and Non-Voting Share dividends reinvested in shares issued from Treasury	    9.2 	   20.2
	Preference and preferred share dividends						    0.9 	    0.9
	Interest on convertible debentures, net of income taxes					    1.7 	    1.6
---------------------------------------------------------------------------------------------------------------------------------
BALANCE AT END OF PERIOD (Note 14)							      $   667.1       $ 1,010.7
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements consolidated balance sheets

											       As at	       As at
											     March 31,	    December 31,
(unaudited) (millions)										2003		2002
---------------------------------------------------------------------------------------------------------------------------------
ASSETS
Current Assets
  Cash and temporary investments, net							      $     7.4       $	     -
  Accounts receivable (Note 8)									  553.4 	  640.4
  Income and other taxes receivable 								  345.5 	  134.0
  Inventories											   86.3 	   96.5
  Current portion of future income taxes							  156.1 	  138.8
  Prepaid expenses and other									  189.1 	  163.5
---------------------------------------------------------------------------------------------------------------------------------
												1,337.8 	1,173.2
---------------------------------------------------------------------------------------------------------------------------------
Capital Assets, Net (Note 9)
  Property, plant, equipment and other								7,869.2 	8,025.9
  Intangible assets subject to amortization							  930.6 	  998.5
  Intangible assets with indefinite lives							2,950.1 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
											       11,749.9        11,974.5
---------------------------------------------------------------------------------------------------------------------------------
Other Assets
  Deferred charges (Note 10)									  589.3 	  729.1
  Future income taxes										  957.4 	1,170.3
  Investments											   47.8 	   48.1
  Goodwill (Note 11)										3,124.7 	3,124.6
---------------------------------------------------------------------------------------------------------------------------------
												4,719.2 	5,072.1
---------------------------------------------------------------------------------------------------------------------------------
											      $17,806.9       $18,219.8
=================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
  Cash and temporary investments, net							      $      - 	      $	    9.0
  Accounts payable and accrued liabilities							1,170.8 	1,198.8
  Restructuring and workforce reduction accounts payable and accrued liabilities (Note 3)  	  253.0 	  400.4
  Dividends payable										   52.8 	   52.2
  Advance billings and customer deposits							  339.2 	  330.3
  Current maturities of long-term debt (Note 12)						  161.4 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
												1,977.2 	2,181.0
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt (Note 12) 									7,715.2 	8,197.4
---------------------------------------------------------------------------------------------------------------------------------
Future Income Taxes										  990.6 	  992.3
---------------------------------------------------------------------------------------------------------------------------------
Other Long-Term Liabilities (Note 13)								  613.7 	  405.3
---------------------------------------------------------------------------------------------------------------------------------
Non-Controlling Interest									   11.4 	   11.2
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity (Note 14)
  Convertible debentures									  151.2 	  148.5
  Preference and preferred shares 								   69.7 	   69.7
  Common equity											6,277.9 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
												6,498.8 	6,432.6
---------------------------------------------------------------------------------------------------------------------------------
											      $17,806.9       $18,219.8
=================================================================================================================================

Commitments and Contingent Liabilities (Note 15)

The accompanying notes are an integral part of these interim consolidated financial statements consolidated statements of cash flows

Three month periods ended March 31 (unaudited) (millions)					2003		2002
---------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Income (loss) from operations 								      $    91.2       $    (0.8)
Items not affecting cash:
  Depreciation and amortization									  411.1 	  374.4
  Future income taxes 										   36.9 	   10.6
  Net pension expense (credits)									   13.1 	   (7.5)
  Other, net											    1.7 	    0.1
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow before restructuring and workforce reduction costs				  554.0 	  376.8
Restructuring and workforce reduction costs, net of cash payments (Note 3)			 (147.4)	  (30.5)
---------------------------------------------------------------------------------------------------------------------------------
Operating cash flow 										  406.6 	  346.3
Net change in non-cash working capital (Note 16)						   (6.9)	  (52.6)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided by operating activities								  399.7 	  293.7
---------------------------------------------------------------------------------------------------------------------------------
INVESTING ACTIVITIES
Capital expenditures (Note 9(a))								 (207.8)	 (405.9)
Proceeds from the sale of property (Note 9(b))							   19.3 	     -
Other												    5.9 	   (9.4)
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by investing activities							 (182.6)	 (415.3)
---------------------------------------------------------------------------------------------------------------------------------
FINANCING ACTIVITIES
Common Shares and Non-Voting Shares issued							   20.1 	   32.8
Dividends to shareholders									  (44.8)	  (26.8)
Long-term debt issued (Note 12)									   17.5 	  192.0
Redemptions and repayment of long-term debt (Note 12)						 (200.1)	  (79.3)
Change in short-term obligations								     - 		  (61.5)
Amortization of debt issue costs and other							    6.6 	    1.7
---------------------------------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities							 (200.7)	   58.9
---------------------------------------------------------------------------------------------------------------------------------
CASH POSITION
Increase (decrease) in cash and temporary investments, net					   16.4 	  (62.7)
Cash and temporary investments, net, beginning of period					   (9.0)	   17.1
---------------------------------------------------------------------------------------------------------------------------------
Cash and temporary investments, net, end of period					      $     7.4       $   (45.6)
=================================================================================================================================
SUPPLEMENTAL DISCLOSURE
Interest paid										      $    36.0       $    42.3
=================================================================================================================================
Income taxes (inclusive of Investment Tax Credits (Note 5)) paid 			      $     0.6       $    13.2
=================================================================================================================================

The accompanying notes are an integral part of these interim consolidated financial statements notes to interim consodidated financial statements

MARCH 31, 2003 (unaudited)

TELUS Corporation is one of Canada's largest telecommunications companies, providing a full range of telecommunications products and services. The Company is the largest incumbent telecommunications service provider in Western Canada and provides data, Internet Protocol, voice and wireless services to Central and Eastern Canada.

1. Interim Financial Statements

The notes presented in these interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in TELUS Corporation's annual audited financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the TELUS Corporation consolidated financial statements for the year ended December 31, 2002. These interim consolidated financial statements follow the same accounting policies, other than as set out in Note 2 to these interim consolidated financial statements, and methods of their application as set out in the TELUS Corporation consolidated financial statements for the year ended December 31, 2002.

The term "Company" is used to mean TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

2. Change in Accounting Policies

(a) Disclosure of Guarantees

Commencing January 1, 2003, the new guidelines of the Canadian Institute of Chartered Accountants ("CICA") for the disclosure of guarantees apply to the Company (CICA Accounting Guideline AcG-14) (see Note 15(c)). The Guideline elaborates on required disclosures by a guarantor in its financial statements about obligations under certain types of guarantees that it has issued.

(b) Asset Retirement Obligations

Commencing with the Company's 2004 fiscal year, the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook Section
3110) will apply. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. The Company is currently evaluating the impact of this standard on its financial statements.

3. Restructuring and Workforce Reduction Costs

In 2001, the Company initiated a phased Operational Efficiency Program ("OEP") aimed at improving the Company's operating and capital productivity and competitiveness. The first phase of the OEP was to complete merger-related restructuring activities in TELUS Mobility and the reorganization for TELUS Communications. Approximately one-half of the 2001 charge was related to integration costs for TELUS Mobility including the write-down of redundant capital assets, handset reconfiguration costs and employee severance costs. The remaining charge was related to reorganization costs in TELUS Communications, including employee severance costs and capital asset impairment charges.

The second phase of the OEP, which commenced at the beginning of 2002, continued to focus on reducing staff, but also entailed a comprehensive review of enterprise-wide processes to identify capital and operational efficiency opportunities. Consequently, the Company initiated a program offering an Early Retirement Incentive Plan ("ERIP") and a Voluntary Departure Incentive Plan ("VDIP") to 11,000 of over 16,000 bargaining unit employees and announced details on OEP initiatives including: streamlining of business processes; reducing the TELUS product portfolio and processes that support them; optimizing the use of real estate, networks and other assets; improving customer order management; reducing the scope of corporate support functions; consolidating operational and administrative functions; and consolidating customer contact centres.

The third phase of the OEP, which commenced in the third quarter of 2002, was focused on operationalizing the above noted initiatives. Consolidation of administrative offices was largely completed by December 31, 2002.

The following table discloses the program costs to date and the changes in program costs in the period as well as the corresponding liabilities and changes in the corresponding liabilities for the period.

					     Program (a)		     Program (a)     Program (a)
					     inception to   Three month	     inception to   items not yet
					     December 31,   period ended      March 31,	     eligible for      Total
(millions)					2002	   March 31, 2003	2003	     recording	     program (a)
---------------------------------------------------------------------------------------------------------------------------------
Workforce reduction costs
  Voluntary (Early Retirement Incentive
   Plan, Voluntary Departure Incentive
   Plan and other)			      $   498.5       $      - 	      $   498.5      $	     - 	     $   498.5
  Involuntary and other				  220.8 	     - 		  220.8 	     - 		 220.8
---------------------------------------------------------------------------------------------------------------------------------
						  719.3 	     - 		  719.3 	     - 		 719.3
Lease termination charges			   16.1 	    3.4 	   19.5 	     - 		  19.5
Asset write-off and other charges		   32.9 	    3.1 	   36.0 	   12.9 	  48.9
---------------------------------------------------------------------------------------------------------------------------------
Restructuring and workforce reduction costs	  768.3 	    6.5 	  774.8      $     12.9      $   787.7
---------------------------------------------------------------------------------------------------------------------------------
Less:
   Payments					  332.0 	  153.9 	  485.9
   Asset write-off related to
    restructuring and other			   30.5 	     - 		   30.5
   Reclassified to other long-term
    liabilities (pension and other
    post-retirement benefit liabilities)	    5.4 	     - 		    5.4
----------------------------------------------------------------------------------------
						  367.9 	  153.9 	  521.8
----------------------------------------------------------------------------------------
Restructuring and workforce reduction
 accounts payable and accrued liabilities     $   400.4       $  (147.4)      $   253.0
========================================================================================

(a) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.

The following table presents the status of various OEP initiatives. The expense and liability for the ERIP and VDIP programs are recognized when the employee accepts the Company's formalized offer. As a result, OEP costs may be, and have been, as appropriate and required, recorded in advance of when the underlying event occurs.

					     Program (a)		     Program (a)
					     inception to   Three month	     inception to
					     December 31,   period ended      March 31,	     		       Total
						2002	   March 31, 2003	2003	       Future	     program (a)
---------------------------------------------------------------------------------------------------------------------------------
Customer contact centre consolidation		   24 		   13 		   37 		    9 		   46
=================================================================================================================================
TELUS store closures				   33 		    - 		   33 		    - 		   33
=================================================================================================================================
Net staff reductions
  Phase 1					  800 		    - 		  800 		    - 		  800
  Phases 2 and 3				5,200 		  600 		5,800 		  700 		6,500
---------------------------------------------------------------------------------------------------------------------------------
						6,000 		  600 		6,600 		  700 		7,300
=================================================================================================================================

(a) Program includes phases 1, 2 and 3 of the Operational Efficiency Program.

4. Financing Costs

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Interest on long-term debt								      $   170.6       $   179.2
Interest on short-term obligations and other 							    1.0 	    1.9
Foreign exchange loss (a)									    0.4 	    0.8
---------------------------------------------------------------------------------------------------------------------------------
												  172.0 	  181.9
Capitalized interest during construction 							     - 		   (0.2)
Interest income (including interest received on tax refunds)					  (10.4)	   (0.3)
---------------------------------------------------------------------------------------------------------------------------------
											      $   161.6       $   181.4
=================================================================================================================================

(a) These amounts include gains (losses) of $0.3 (2002 - $(0.3)) in respect of hedge ineffectiveness.

5. Income Taxes

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current											      $  (200.8)      $     5.9
Future												  194.9 	   10.6
---------------------------------------------------------------------------------------------------------------------------------
											      $    (5.9)      $    16.5
=================================================================================================================================

The Company's income tax expense (recovery) differs from that calculated by applying statutory rates for the following reasons:

Three month periods ended March 31 (millions)			2003					2002
---------------------------------------------------------------------------------------------------------------------------------
Basic blended federal and provincial tax
 at statutory income tax rates			      $    31.8 	 37.0% 		      $     6.5 	40.4%
Prior year rates applied to settlement of tax issues	  (47.0)				     -
Other							    3.5 				    3.4
---------------------------------------------------------------------------------------------------------------------------------
							  (11.7)	(13.6)%			    9.9 	61.1%
Large corporations tax					    5.8 				    6.6
---------------------------------------------------------------------------------------------------------------------------------
Income tax expense (recovery) per Consolidated
 Statements of Income				      $    (5.9)	 (6.9)%		      $    16.5 	NM (a)
=================================================================================================================================

(a) "NM" - not meaningful.

The Company conducts research and development activities, which are eligible to earn Investment Tax Credits. During the three months ended March 31, 2003, the Company recorded Investment Tax Credits of $1.2 million (2002 - NIL) of which $1.0 million (2002 - NIL) was recorded as a reduction of "Operations expense" and the balance was recorded as a reduction of capital expenditures.


6. Per Share Amounts

Basic net income (loss) per Common Share and Non-Voting Share is calculated by dividing Common Share and Non-Voting Share income (loss) by the total weighted average Common Shares and Non-Voting Shares outstanding during the period. Diluted income per Common Share and Non-Voting Share is calculated to give effect to share options and warrants and shares issuable on conversion of debentures. The convertible debentures had no dilutive effect in the periods presented.

The following tables present the reconciliations of the numerators and denominators of the basic and diluted per share computations.

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) 										      $    91.2       $    (0.8)
Deduct:
  Preference and preferred share dividends							    0.9 	    0.9
  Interest on convertible debentures								    1.7 	    1.6
---------------------------------------------------------------------------------------------------------------------------------
Basic and diluted Common Share and Non-Voting Share income (loss) 			      $    88.6       $    (3.3)
=================================================================================================================================

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Basic total weighted average Common Shares and Non-Voting Shares outstanding			  346.8 	  304.0
Effect of dilutive securities
  Exercise of share options and warrants (a)							    0.2 	     -
---------------------------------------------------------------------------------------------------------------------------------
Diluted total weighted average Common Shares and Non-Voting Shares outstanding			  347.0 	  304.0
=================================================================================================================================

(a)	Share options, in the amount of 0.4 for the three months ended March
31, 2002, were excluded from the calculations, as they were anti-dilutive.

7. Share-Based Compensation

The Company applies the intrinsic value based method of accounting for share-based compensation awards granted to employees. Accordingly, no compensation cost is recorded in the accounts for its share option plans. For share options granted after 2001, disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting for the share-based compensation had been applied is required. Such impact, using a weighted average fair value of $4.26 and $8.18 for options granted in 2003 and 2002, respectively, would approximate the following pro forma amounts:

Three month periods ended March 31 (millions except per share amounts)				2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost									      $     4.1       $     0.9
Net income (loss)
  As reported										      $    91.2       $    (0.8)
  Pro forma										      $    87.1       $    (1.7)
Net income (loss) per Common Share and Non-Voting Share
  Basic and diluted
    As reported										      $     0.26      $   (0.01)
    Pro forma										      $     0.24      $   (0.01)
---------------------------------------------------------------------------------------------------------------------------------

Due to the fact that only share options granted after 2001 are included, these pro forma disclosures are not likely to be representative of the effects on reported net income (loss) for future years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes model with weighted average assumption for grants as follows:

Three month periods ended March 31 								2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Risk free interest rate										    5.0%	    5.9%
Expected lives (years)										    4.5 	   10.0
Expected volatility										   40.0%	   35.0%
Dividend yield											    4.0%	    3.6%
---------------------------------------------------------------------------------------------------------------------------------

Forfeitures of options are accounted for in the period of forfeiture.


8. Accounts Receivable

On July 26, 2002, TELUS Communications Inc. ("TCI"), a wholly-owned subsidiary of TELUS, entered into an agreement (the "2002 Securitization") with an arm's-length securitization trust under which TCI is able to sell an interest in certain of its trade receivables up to a maximum of $650 million.

											       As at	       As at
											     March 31,	    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Total managed portfolio									      $ 1,029.9       $ 1,139.0
Securitized receivables										 (575.5)	 (595.4)
Retained interest in receivables sold								   99.0 	   96.8
---------------------------------------------------------------------------------------------------------------------------------
Receivables held									      $   553.4       $   640.4
=================================================================================================================================

For the three month period ended March 31, 2003, the Company recognized a loss of $1.2 million on the sale of receivables, arising from the 2002
Securitization.

Cash flows from the 2002 Securitization are as follows:

Three month period ended March 31 (millions)									2003
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, beginning of year						      $   475.0
Proceeds from new securitizations										    3.0
Securitization reduction payments										  (24.0)
---------------------------------------------------------------------------------------------------------------------------------
Cumulative proceeds from securitization, end of period							      $   454.0
=================================================================================================================================
Proceeds from collections reinvested in revolving period securitizations				      $ 1,018.4
=================================================================================================================================
Proceeds from collections pertaining to retained interest						      $   206.5
=================================================================================================================================

9. Capital Assets

(a) Capital Assets, Net

								     Accumulated
								   Depreciation and
							Cost	    Amortization  		  Net Book Value
---------------------------------------------------------------------------------------------------------------------------------
											       As at	       As at
											     March 31,	    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Property, plant, equipment and other
  Telecommunications assets			      $16,017.6       $ 9,891.5 	      $ 6,126.1       $ 6,252.9
  Assets leased to customers				  416.6 	  344.2 		   72.4 	   77.5
  Buildings						1,505.0 	  688.4 		  816.6 	  836.0
  Office equipment and furniture			  848.3 	  581.0 		  267.3 	  280.8
  Assets under capital lease				   30.0 	   22.0 		    8.0 	   10.3
  Other							  364.2 	  234.4 		  129.8 	  144.0
  Land							   51.5 	     - 			   51.5 	   55.4
  Plant under construction				  372.9 	     - 			  372.9 	  341.6
  Materials and supplies				   24.6 	     - 			   24.6 	   27.4
---------------------------------------------------------------------------------------------------------------------------------
						       19,630.7        11,761.5 		7,869.2 	8,025.9
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets subject to amortization
  Subscriber base					  362.9 	   56.8 		  306.1 	  311.6
  Software						  993.0 	  456.6 		  536.4 	  600.3
  Access to rights-of-way and other			  115.7 	   27.6 		   88.1 	   86.6
---------------------------------------------------------------------------------------------------------------------------------
							1,471.6 	  541.0 		  930.6 	  998.5
---------------------------------------------------------------------------------------------------------------------------------
Intangible assets with indefinite lives
  Spectrum licences (a)					3,968.6 	1,018.5 		2,950.1 	2,950.1
---------------------------------------------------------------------------------------------------------------------------------
						      $25,070.9       $13,321.0               $11,749.9       $11,974.5
=================================================================================================================================

(a) Accumulated amortization of spectrum licences is amortization recorded prior to 2002 and the transitional impairment amount.

Included in capital expenditures for the three month period ended March 31, 2003, were additions of intangible assets subject to amortization of $19.9 million (2002 - $35.3 million).

(b) Sale of Property

During 2003, the Company disposed of a non-strategic property under the terms of a sales-leaseback transaction. The pre-tax gain of $8.2 million, on total cash proceeds of $19.3 million, has been deferred and will be amortized over the term of the lease.


10. Deferred Charges

											       As at	       As at
											     March 31,	    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Recognized transitional pension assets and pension plan
 contributions in excess of charges to income						      $	  375.3       $   367.9
Cost of issuing debt securities, less amortization						   49.8 	   53.4
Deferred hedging asset										     - 		  134.1
Deferred customer activation and installation costs (a)						   97.8 	  100.3
Other												   66.4 	   73.4
---------------------------------------------------------------------------------------------------------------------------------
											      $   589.3       $   729.1
=================================================================================================================================

(a) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

11. Goodwill

For the three months ended March 31, 2003, goodwill additions, arising from contingent consideration paid in respect of a prior year's acquisition, were $0.1 million (2002 - NIL).


12. Long-Term Debt

(a) Details of Long-Term Debt

($ in millions)
											       As at	       As at
											     March 31,	    December 31,
				       Series		Rate	      Maturity			2003		2002
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Notes
					CA		 7.5%		June 2006	      $ 1,570.2       $ 1,569.7
					U.S.		 7.5%		June 2007		1,710.6 	1,835.5
					U.S.		 8.0%		June 2011		2,820.6 	3,026.6
---------------------------------------------------------------------------------------------------------------------------------
												6,101.4 	6,431.8
---------------------------------------------------------------------------------------------------------------------------------
TELUS Corporation Bank Facilities					May 2004		  504.0 	  655.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Debentures
					1		12.00%		May 2010		   50.0 	   50.0
					2		11.90%		November 2015		  125.0 	  125.0
					3		10.65%		June 2021		  175.0 	  175.0
					5		 9.65%		April 2022		  249.0 	  249.0
					A		 9.50%		August 2004		  189.5 	  189.5
					B		 8.80%		September 2025		  200.0 	  200.0
---------------------------------------------------------------------------------------------------------------------------------
												  988.5 	  988.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Medium Term Note Debentures
					96-9		6.25%		August 2004		   20.0 	   20.0
					99-1		6.40%		June 2003		  151.0 	  151.0
---------------------------------------------------------------------------------------------------------------------------------
												  171.0 	  171.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. First Mortgage Bonds
					T		10.80%		March 2003		     - 		   30.0
					U		11.50%		July 2010		   30.0 	   30.0
---------------------------------------------------------------------------------------------------------------------------------
												   30.0 	   60.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications (Quebec) Inc. Medium Term Notes
					1		7.10%		February 2007		   70.0 	   70.0
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Senior Discount Notes							    0.8 	    0.8
---------------------------------------------------------------------------------------------------------------------------------
Capital leases issued at varying rates of interest from 5.3% to 18.0%
 and maturing on various dates up to 2006 							    7.6 	   10.1
---------------------------------------------------------------------------------------------------------------------------------
Other 												    3.3 	    0.5
---------------------------------------------------------------------------------------------------------------------------------
Total debt											7,876.6 	8,387.7
Less - current maturities									  161.4 	  190.3
---------------------------------------------------------------------------------------------------------------------------------
Long-Term Debt										      $ 7,715.2       $ 8,197.4
=================================================================================================================================

(b) Long-Term Debt Maturities

Anticipated requirements to meet long-term debt repayments during each of the five years ended December 31, are as follows:

(millions)
---------------------------------------------------------------------------------------------------------------------------------
2003 (balance of year)											      $   161.2
2004														  714.2
2005														     -
2006														1,578.0
2007														1,868.2

13. Other Long-Term Liabilities

											       As at	       As at
											     March 31,	    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Deferred gain on sale-leaseback of buildings						      $   116.9       $   111.1
Pension and other post-retirement liabilities							  152.2 	  149.7
Deferred hedging liability									  197.6 	     -
Deferred customer activation and installation fees (a)						   97.8 	  100.3
Other												   49.2 	   44.2
---------------------------------------------------------------------------------------------------------------------------------
											      $   613.7       $   405.3
=================================================================================================================================

(a) Upfront customer activation fees, along with the corresponding direct costs not in excess of revenues, are deferred and recognized over the average expected term of the customer relationship.

14. Common Equity

(a)	Details of Shareholders' Equity

											       As at	       As at
											     March 31,	    December 31,
($ in millions except per share amounts)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Convertible debentures									      $   151.2	      $   148.5
---------------------------------------------------------------------------------------------------------------------------------
TELUS Communications Inc. Preference Shares and Preferred Shares
	Authorized				Amount
	  Non-voting first preferred shares 	  Unlimited
								      Redemption
	Issued							      Premium (b)
	Cumulative
	$6.00	Preference			  8,090			10.0%			    0.8 	    0.8
	$4.375	Preferred			 53,000			 4.0%			    5.3 	    5.3
	$4.50	Preferred			 47,500			 4.0%			    4.8 	    4.8
	$4.75	Preferred			 71,250			 5.0%		  	    7.1 	    7.1
	$4.75	Preferred (Series 1956)		 71,250			 4.0%			    7.1 	    7.1
	$5.15	Preferred			114,700			 5.0%			   11.5 	   11.5
	$5.75	Preferred			 96,400		 	 4.0%			    9.6 	    9.6
	$6.00	Preferred			 42,750			 5.0%			    4.3 	    4.3
	$1.21 	Preferred 			768,400			 4.0%			   19.2 	   19.2
---------------------------------------------------------------------------------------------------------------------------------
												   69.7 	   69.7
---------------------------------------------------------------------------------------------------------------------------------
Common equity
	Shares
	  Authorized				Amount
	    Common Shares			1,000,000,000
	    Non-Voting Shares			1,000,000,000
	    First Preferred Shares		1,000,000,000
	    Second Preferred Shares		1,000,000,000
	Issued
	    Common Shares (c)									2,294.8 	2,275.1
	    Non-Voting Shares (c)								3,251.1 	3,243.2
	Options and warrants (d), (e)								   56.7 	   56.8
	Accrual for shares issuable under channel stock incentive plan (f) and other		    0.8 	    1.5
	Retained earnings									  667.1 	  630.4
	Contributed surplus									    7.4 	    7.4
---------------------------------------------------------------------------------------------------------------------------------
												6,277.9 	6,214.4
---------------------------------------------------------------------------------------------------------------------------------
Total Shareholders' Equity								      $ 6,498.8       $ 6,432.6
=================================================================================================================================

(b) TELUS Communications Inc. Preference and Preferred Shares

The Company has the right to redeem the Preference and Preferred shares upon giving three months' previous notice.

(c) Changes in Common Shares and Non-Voting Shares

Three month period ended March 31									2003
---------------------------------------------------------------------------------------------------------------------------------
											     Number of 	       Amount
											       shares	     (millions)
---------------------------------------------------------------------------------------------------------------------------------
Common Shares
  Beginning of period									    187,271,994       $ 2,275.1
  Employees' purchase of shares								      1,035,727 	   18.1
  Dividends reinvested in shares								 94,520 	    1.6
---------------------------------------------------------------------------------------------------------------------------------
  End of period										    188,402,241       $	2,294.8
=================================================================================================================================

Three month period ended March 31									2003
---------------------------------------------------------------------------------------------------------------------------------
											     Number of 	       Amount
											       shares	     (millions)
---------------------------------------------------------------------------------------------------------------------------------
Non-Voting Shares
  Beginning of period									    158,407,931       $	3,243.2
  Exercise of share options (d)									  4,371 	    0.2
  Channel stock incentive plan (f)								 10,100 	    0.1
  Dividend Reinvestment and Share Purchase Plan (g)
    Dividends reinvested in shares								468,089 	    7.4
    Optional cash payments									 15,108 	    0.2
---------------------------------------------------------------------------------------------------------------------------------
  End of period										    158,905,599       $	3,251.1
=================================================================================================================================

(d) Share Option Plans

The Company has a number of share option plans under which directors, officers and other employees receive options to purchase Common Shares and/or Non-Voting Shares at a price equal to the fair market value at the date of grant. Options granted under the plans may be exercised over specific periods not to exceed 10 years from the date of grant. At March 31, 2003, 26,740,462 (December 31, 2002
- 25,824,684) shares are reserved for issuance under the share option plans.

The following is a summary of activity related to the Company's share options plans for the three months ended March 31, 2003.

Three month period ended March 31									2003
---------------------------------------------------------------------------------------------------------------------------------
													      Weighted
											     Number of 	   average option
											       shares	       price
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of period							     24,689,860       $    25.60
Granted											        959,855 	   14.84
Exercised										         (4,371)	    5.95
Forfeited										       (610,479)	   29.73
Expired											       (141,205)	   20.75
---------------------------------------------------------------------------------------------------------------------------------
Outstanding, end of period							  	     24,893,660 	   25.12
=================================================================================================================================

(e) Warrants

Under the terms of the arrangement to acquire Clearnet, effective January 18, 2001, TELUS Corporation exchanged the warrants held by former Clearnet warrant holders. Each warrant entitles the holder to purchase a non-voting share at a price of U.S.$10.00 per share until September 15, 2005. Proceeds arising from the exercise of the warrants are credited to share capital. As at March 31, 2003, 779,434 (December 31, 2002 - 779,434) warrants remained outstanding.

(f) Channel Stock Incentive Plan

The Company initiated the Plan to increase sales of various products and services by providing additional performance-based compensation in the form of Non-Voting Shares. The Company has reserved 262,950 (December 31, 2002 - 273,050) shares for issuance under the Plan. As at March 31, 2003, shares earned, but not yet issued, are accrued as a component of Common Equity.

(g) Dividend Reinvestment and Share Purchase Plan

The Company has a Dividend Reinvestment and Share Purchase Plan under which eligible shareholders may acquire Non-Voting Shares through the reinvestment of dividends and additional optional cash payments. Excluding Non-Voting Shares purchased by way of additional optional cash payments, at the Company's discretion it may offer the Non-Voting Shares at up to a 5% discount from the market price. Shares purchased through optional cash payments are subject to a minimum investment of $100 and a maximum investment of $20,000 per calendar year. Under this Plan, the Company has the option of offering shares from Treasury or having the trustee acquire shares in the market. Prior to July 1, 2001, when the acquisition of shares from Treasury commenced, all Non-Voting Shares were acquired on the market at normal trading prices.


15.  Commitments and Contingent Liabilities

(a) Operational Efficiency Program Initiatives

As disclosed in Note 3, the Company estimates that an additional restructuring amount of approximately $12.9 million may be recorded in 2003 in respect of the OEP for items that were not eligible to be recorded in 2002.

(b) Labour Negotiations

In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the legacy agreements from BC TEL and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.

During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. While the conciliation process is underway, the Canada Labour Code prohibits a strike or lock out.

In January 2003, the Company and the TWU signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.

Also in January 2003, the Company and the TWU agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60 day conciliation period; conciliation dates are currently scheduled through the third quarter of 2003. If the outstanding issues are not resolved at the end of the 60 day period, the parties may agree to extend this phase or, alternatively, following a 21 day cooling off period, a legal work stoppage may occur.

Should a new collective agreement not be reached, there is the risk of a labour disruption. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on the Company are not practicably determinable currently.

(c) Guarantees

Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of certain types of guarantees and their maximum, undiscounted amounts. The maximum potential payments represent a "worst-case scenario" and do not necessarily reflect results expected by the Company. Guarantees requiring disclosure are those obligations that require payments contingent on specified types of future events; in the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. As defined by Canadian GAAP, guarantees subject to these disclosure guidelines do not include guarantees that relate to the future performance of the Company.

Performance guarantees: Performance guarantees contingently require a guarantor, to make payments to a guaranteed party based on a third party's failure to perform under an obligating agreement. TELUS provides sales price guarantees in respect of employees' principal residences as part of its employee relocation policies. In the event that the Company is required to honour such guarantees, it purchases (for immediate resale) the property from the employee. As at March 31, 2003, the Company has no liability recorded in respect of performance guarantees.

Financial guarantees: The Company has guaranteed a third party's financial obligation as a part of a facility naming rights agreement. The guarantee runs through to December 31, 2014, on a declining-balance basis and is of limited recourse. The Company has no liability recorded, as at March 31, 2003, in respect of this guarantee.

In conjunction with its 2001 exit from the equipment leasing business, the Company provided a guarantee to a third party with respect to certain specified telecommunication asset and vehicle leases. If the lessee were to default, the Company would be required to make a payment to the extent that the realized value of the underlying asset is insufficient to pay out the lease; in some instances, the Company could be required to pay out the lease on a gross basis and realize the underlying value of the leased asset itself. The Company has a liability of $2.1 million recorded as at March 31, 2003, in respect of the lease guarantees.

The following table quantifies the maximum, undiscounted guarantee amounts, as at March 31, 2003, without regard for the likelihood of having to make such payment.

							    Performance		     Financial
(millions)						   guarantees (a)	   guarantees (a)	       Total
---------------------------------------------------------------------------------------------------------------------------------
2003							      $     2.1 	      $    12.1 	      $    14.2
2004								     - 			    9.7 		    9.7
2005								     - 			    7.4 		    7.4
2006								     - 			    5.0 		    5.0
2007								     - 			    3.1 		    3.1

(a)	Annual amounts for performance guarantees and financial guarantees include the maximum guarantee amounts during any year of the term of the guarantee.

Indemnification obligations: In the normal course of operations, the Company may provide indemnifications in conjunction with certain transactions. The term of these indemnification obligations range in duration and often are not explicitly defined. Where appropriate, an indemnification obligation is recorded as a liability. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of the obligations under such indemnification obligations cannot be reasonably estimated. Other than obligations recorded as liabilities at the time of the transaction, historically the Company has not made significant payments under these indemnifications.

In connection with its 2001 disposition of TELUS' directory business, the Company agreed to bear a proportionate share of the purchaser's increased directory publication costs if the increased costs were to arise from a change in the applicable Canadian Radio-television and Telecommunications Commission (the "CRTC") regulatory requirements. The Company's proportionate share is 80% through May 2006, declining to 40% in the next five-year period and then to 15% in the final five years. As well, should the CRTC take any action which would result in the purchaser being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the purchaser in respect of any losses that the purchaser incurred.

The Company has no liability recorded, as at March 31, 2003, in respect of indemnifications.

(d) Claims and Lawsuits

A number of claims and lawsuits seeking damages and other relief are pending against the Company. It is impossible at this time for the Company to predict with any certainty the outcome of such litigation. However, management is of the opinion, based upon information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would be material in relation to the Company's consolidated financial position.


16. Net Change in Non-Cash Working Capital

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Accounts receivable									      $    87.0       $   (30.2)
Income and other taxes receivable								  (53.6)	  (32.8)
Inventories											   10.2 	   10.0
Prepaid expenses and other									  (17.5)	  (39.1)
Accounts payable and accrued liabilities							  (23.8)	   29.5
Advance billings and customer deposits								    8.8 	   21.4
Employer contributions to employee benefit plans						  (18.0)	  (11.4)
---------------------------------------------------------------------------------------------------------------------------------
											      $	   (6.9)      $   (52.6)
=================================================================================================================================

17. Segmented Information

The Company's reportable segments, which are used to manage the business, are Communications and Mobility. Communications includes: voice local, voice long distance, data and other telecommunication services excluding wireless; Mobility includes: cellular and paging services. Segmentation is based on similarities in technology, the technical expertise required to deliver the products and services, and the distribution channels used. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

Three month periods
ended March 31	      Communications		      Mobility			 Eliminations		        Consolidated
(millions)	     2003	   2002   	  2003	  	2002	       2003	     2002	     2003	   2002
---------------------------------------------------------------------------------------------------------------------------------
External revenue   $ 1,208.5 	 $ 1,250.9 	$   532.4     $   447.1      $      - 	   $       - 	  $ 1,740.9 	$ 1,698.0
Inter-segment
 revenue		23.4 	      21.9 	      3.7 	    4.1 	 (27.1)		(26.0)		 - 	       -
---------------------------------------------------------------------------------------------------------------------------------
Total operating
 revenue	     1,231.9 	   1,272.8 	    536.1 	  451.2 	 (27.1)		(26.0)	    1,740.9 	  1,698.0
Operations expenses    739.7 	     806.1 	    357.5 	  328.6 	 (27.1)		(26.0)	    1,070.1 	  1,108.7
---------------------------------------------------------------------------------------------------------------------------------
EBITDA (a)	   $   492.2 	 $   466.7 	$   178.6     $   122.6      $      - 	   $       - 	  $   670.8 	$   589.3
=================================================================================================================================
CAPEX (b)	   $   153.5 	 $   309.1 	$    54.3     $    96.8      $      - 	   $	   - 	  $   207.8 	$   405.9
=================================================================================================================================
EBITDA less CAPEX  $   338.7 	 $   157.6 	$   124.3     $    25.8      $      - 	   $	   - 	  $   463.0 	$   183.4
=================================================================================================================================

(a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.

(b) Total capital expenditures ("CAPEX").

18. Related Party Transactions

In 2001, the Company entered into an agreement with Verizon Communications Inc. ("Verizon"), a significant shareholder, with respect to acquiring certain rights to Verizon's software, technology, services and other benefits, thereby replacing and amending a previous agreement between the Company and GTE Corporation. The agreement is renewable annually at the Company's sole option up to December 31, 2008, and it has been renewed for 2003. As of March 31, 2003, $312.1 million of specified software licences and a trademark licence have been acquired and recorded as capital and other assets. These assets are valued at fair market value at the date of acquisition as determined by an arm's-length party's appraisal. Assuming renewal through to 2008, the total commitment under the new agreement is U.S.$377 million for the period 2001 to 2008 and the commitment remaining after March 31, 2003, is U.S.$117 million. In addition, in the normal course of operations and on market terms and conditions, ongoing services and other benefits have been received and expensed; the Company owed Verizon, on a net basis and including dividends payable, $43.0 million at March 31, 2003 (December 31, 2002 - $75.4 million).

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Verizon agreement
  Specified software licences and trademark licence
   acquired and recorded as capital and other						      $      - 	      $    26.3
  Ongoing services and benefits expensed						      $     7.5       $    13.5
Sales to Verizon (Verizon customers' usage of TELUS'
 telecommunication infrastructure and other)						      $    12.1       $     5.9
Purchases from Verizon (TELUS customers' usage of Verizon's
 telecommunication infrastructure and other)						      $     8.7       $     8.5
---------------------------------------------------------------------------------------------------------------------------------

In common with, and on the same basis as, other shareholders of the Company, Verizon is eligible to participate in the Company's Dividend Reinvestment and Share Purchase Plan (see Note 14(g)). The following table presents a summarization of the Company's dividend transactions with Verizon, which are included elsewhere in these financial statements in similarly captioned line item amounts.

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Declared dividends attributable to Verizon's shareholdings
    - to be paid in cash								      $    10.5       $      -
    - to be reinvested in Treasury shares							    0.5 	   10.9
---------------------------------------------------------------------------------------------------------------------------------
												   11.0 	   10.9
---------------------------------------------------------------------------------------------------------------------------------
Cash payments											   10.5 	     -
Reinvested in Treasury shares									    0.5 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
												   11.0 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
Change in dividends payable to Verizon								     - 		    0.2
Dividends payable to Verizon, beginning of period						   11.0 	   10.7
---------------------------------------------------------------------------------------------------------------------------------
Dividends payable to Verizon, end of period						      $    11.0       $    10.9
=================================================================================================================================

19. Differences Between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian GAAP. The principles adopted in these financial statements conform in all material respects to those generally accepted in the United States except as summarized below. Significant differences between Canadian GAAP and U.S. GAAP would have the following effect on reported net income of the Company:

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with Canadian GAAP					      $    91.2       $    (0.8)
Adjustments:
  Decrease in depreciation expense (b)								    8.9 	    8.9
  Decrease in interest expense (c)								    2.4 	    2.4
  Amortization of intangible assets (d)								  (20.5)	  (20.5)
  Change in future employee benefits (e)							   (4.2)	   (4.2)
  Asset impairment - decrease in depreciation (f)						   18.0 	   18.0
  Interest on convertible debentures (g)							   (1.7)	   (1.6)
  Accounting for derivatives (h)								    1.1 	   (1.1)
  Taxes on the above adjustments								   (1.7)	   (2.6)
---------------------------------------------------------------------------------------------------------------------------------
Income (loss) before effect of change in accounting principle					   93.5            (1.5)
Effect of change in accounting principles for intangible assets and goodwill (i)		     - 	       (1,701.6)
---------------------------------------------------------------------------------------------------------------------------------
Net income (loss) in accordance with U.S. GAAP							   93.5        (1,703.1)
Other comprehensive income (loss) (h) (m)							   19.4 	  (49.0)
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income (loss) in accordance with U.S. GAAP 				      $   112.9       $(1,752.1)
=================================================================================================================================
Income (loss) per share under U.S. GAAP (basic and diluted):
  Before effect of change in accounting principles for intangible assets and goodwill	      $     0.27      $    (0.01)
  Effect of change in accounting principles for intangible assets and goodwill (i)		     - 	           (5.60)
---------------------------------------------------------------------------------------------------------------------------------
  Net income (loss)									      $     0.27      $    (5.61)
=================================================================================================================================

The following is a restatement of major balance sheet categories to reflect the application of U.S. GAAP:

											       As at	       As at
											     March 31,	    December 31,
(millions)											2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Current assets										      $ 1,337.8       $ 1,173.2
Capital assets
  Property, plant, equipment and other								7,796.2 	7,926.0
  Intangible assets subject to amortization							2,813.2 	2,901.6
  Intangible assets with indefinite lives							2,950.1 	2,950.1
Goodwill											3,543.3 	3,543.2
Deferred income taxes										  948.6 	1,174.7
Other assets											  859.7 	  979.9
---------------------------------------------------------------------------------------------------------------------------------
											      $20,248.9       $20,648.7
=================================================================================================================================
Current liabilities									      $ 1,977.2       $ 2,181.0
Long-term debt											7,883.0 	8,364.9
Other long-term liabilities									  710.0 	  499.7
Deferred income taxes										1,645.7 	1,655.1
Non-controlling interest									   11.4 	   11.2
Shareholders' equity										8,021.6 	7,936.8
---------------------------------------------------------------------------------------------------------------------------------
											      $20,248.9       $20,648.7
=================================================================================================================================

The following is a reconciliation of shareholders' equity incorporating the differences between Canadian and U.S. GAAP:

As at March 31 (millions)									2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under Canadian GAAP						      $ 6,498.8       $ 6,394.1
Adjustments:
  Purchase versus Pooling Accounting (a) - (e), (j)						1,537.5 	1,570.4
  Asset impairment (f)										  (24.9)	  (69.0)
  Reclassification of convertible debentures from equity to debt (g)				 (151.2)	 (149.6)
  Accounting for derivatives (h)								   (2.5)	   (3.8)
  Additional goodwill on Clearnet purchase (k)							  123.5 	  123.5
  Other comprehensive income (loss) (m)								   40.4 	  (68.9)
---------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity under U.S. GAAP							      $ 8,021.6       $ 7,796.7
=================================================================================================================================

(a)	Merger of BC TELECOM and TELUS

The business combination between BC TELECOM and TELUS Corporation (renamed TELUS Holdings Inc. which was wound up June 1, 2001) was accounted for using the pooling of interests method under Canadian GAAP. Under Canadian GAAP, the application of the pooling of interests method of accounting for the merger of BC TELECOM and TELUS Holdings Inc. resulted in a restatement of prior periods as if the two companies had always been combined. Under U.S. GAAP, the merger is accounted for using the purchase method. Use of the purchase method results in TELUS (TELUS Holdings Inc.) being acquired by BC TELECOM for $4,662.4 million (including merger related costs of $51.9 million) effective January 31, 1999.

(b) Depreciation

Under the purchase method, TELUS' capital assets on acquisition have been recorded at fair value rather than at their underlying cost (book values) to TELUS. Therefore, depreciation of such assets based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' depreciation based on underlying cost (book values).

(c) Interest

Under the purchase method, TELUS' long-term debt on acquisition has been recorded at its fair value rather than at its underlying cost (book value) to TELUS. Therefore, interest expense calculated on the debt based on fair values at the date of acquisition under U.S. GAAP will be different than TELUS' interest expense based on underlying cost (book value).

(d) Intangible Assets

As TELUS' intangible assets on acquisition have been recorded at their fair value, amortization of such assets, other than for those with indefinite lives, needs to be included under U.S. GAAP; consistent with prior years, amortization is calculated using the straight-line method.

(e) Future Employee Benefits

Under U.S. GAAP, TELUS' future employee benefit assets and obligations have been recorded at their fair values on acquisition. Accounting for future employee benefits under Canadian GAAP changed to become more consistent with U.S. GAAP effective January 1, 2000. Canadian GAAP provides that the transitional balances can be accounted for prospectively. Therefore, to conform to U.S. GAAP, the amortization of the transitional amount needs to be removed from the future employee benefit expense.

(f) Asset Impairment

In the first quarter of 1998, BC TELECOM, took an asset impairment charge. In assessing if a capital asset is impaired, estimated future net cash flows are not discounted in computing the net recoverable amount. Under Canadian GAAP, at the time the assessment took place, the impairment amount recorded was the excess of the carrying amount over the recoverable amount; under U.S. GAAP the impairment amount recorded was the excess of the carrying amount over the discounted estimated future net cash flows that were used to determine the net recoverable amount. Under U.S. GAAP the net of tax charge taken in 1998 would be $232.2 million higher and would not be considered an extraordinary item. The annual depreciation expense would be approximately $72 million lower subsequent to when the increased impairment charge was taken under U.S. GAAP.

(g) Convertible Debentures

Under Canadian GAAP, financial instruments such as the convertible debentures are classified as debt or equity according to their substance rather than their legal form. Accordingly, due to the substance of the transaction the convertible debentures have been classified as equity and the corresponding interest expense and the amortization of issue costs has been charged to the retained earnings rather than to the Consolidated Statements of Income. Pursuant to U.S. GAAP, the convertible debentures would be included in long-term debt. The corresponding interest expense on the convertible debentures and the amortization of issue costs are charged to the Consolidated Statements of Income.

(h) Accounting for Derivatives

On January 1, 2001, the Company adopted the provisions of SFAS 133, "Accounting For Derivative Instruments and Hedging Activities." This standard requires all derivatives be recognized as either assets or liabilities and measured at fair value. This is different from the Canadian GAAP treatment for financial instruments. Under U.S. GAAP, derivatives, which are fair value hedges, together with the financial instrument being hedged, will be marked to market with adjustments reflected in income and derivatives, which are cash flow hedges, will be marked to market with adjustments reflected in comprehensive income.

(i) Intangible Asset Transitional Impairment Amount and Goodwill

Commencing January 1, 2002, in Canada and the United States, new Generally Accepted Accounting Principles for intangible assets with an indefinite life and goodwill apply to the Company (SFAS 142, "Goodwill and Other Intangible Assets"). As one part of the transitional implementation, intangible assets with indefinite lives were tested for impairment as at January 1, 2002. Any such transitional impairment amount arising is considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. As a result of the differing accounting treatment afforded the merger of BC TELECOM and TELUS (see (a) and (d)), the recorded value of intangible assets with indefinite lives differs materially between Canadian and U.S. GAAP. The Company has assessed its intangible assets with indefinite lives and determined it necessary to record a transitional impairment amount of $595.2 million ($910.0 million before tax) for purposes of Canadian GAAP; a transitional impairment of $1,701.6 million ($2,609.7 million before tax) was required under U.S. GAAP. The transitional impairment amount, under both Canadian and U.S. GAAP, reduced the carrying values of the intangible assets with indefinite lives to the same amounts, thus eliminating the corresponding GAAP difference.

Similarly, goodwill was also to be tested for impairment as at January 1, 2002, by June 30, 2002, and any transitional impairment amount would also be considered to arise from a change in accounting policy and is charged to earnings, in the period the change is effected, after determining net income from operations. The Company completed this test in the first quarter of 2002. By applying the prescribed method of comparing the fair value of its reporting units to the carrying amounts of its reporting units, the Company has assessed its goodwill and determined that there was no goodwill transitional impairment amount. Consistent with current industry-specific valuation methods, the Company used a combination of the discounted cash flow model and the market comparable approach for determining the fair value of its reporting units.

(j) Goodwill

Under the purchase method of accounting, TELUS' assets and liabilities at acquisition have been recorded at their fair values with the excess purchase price being allocated to goodwill in the amount of $403.1 million. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment.

(k) Additional Goodwill on Clearnet purchase

Under U.S. GAAP, shares issued by the acquirer to affect an acquisition are measured at the date the acquisition was announced; however, under Canadian GAAP, at the time the transaction took place, shares issued to effect an acquisition were measured at the transaction date. This results in the purchase price under U.S. GAAP being $131.4 million higher than under Canadian GAAP. The resulting difference is assigned to goodwill. Commencing January 1, 2002, rather than being systematically amortized, the carrying value of goodwill will be periodically tested for impairment.

(l) Share-Based Compensation

Generally Accepted Accounting Principles require disclosure of the impact on earnings and earnings per share as if the fair value based method of accounting had been applied for share-based compensation. Under Canadian GAAP, this is required in respect of awards made after 2001; under U.S. GAAP, this is required in respect of awards made after 1994. The fair values of the Company's options granted in 2003 and 2002, and the weighted average assumptions used in estimating the fair values, are set out in Note 7. Such impact, using the fair values set out in Note 7 would approximate the following pro forma amounts:

Three month periods ended March 31 (millions except per share amounts)				2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Compensation cost									      $    12.3       $    19.4
Net income (loss)
  As reported										      $    93.5       $(1,703.1)
  Pro forma										      $	   81.2       $(1,722.5)
Net income (loss) per Common Share and Non-Voting Share
  Basic and diluted
    As reported										      $	    0.27      $    (5.61)
    Pro forma										      $     0.23      $    (5.67)
---------------------------------------------------------------------------------------------------------------------------------

(m) Additional Disclosures Required Under U.S. GAAP - Comprehensive Income

SFAS 130, "Reporting Comprehensive Income", requires that a statement of comprehensive income be displayed with the same prominence as other financial statements. Comprehensive income, which incorporates net income, includes all changes in equity during a period except those resulting from investments by and distributions to owners. There is currently no requirement to disclose comprehensive income under Canadian GAAP.

Three month periods ended March 31 (millions)							2003		2002
---------------------------------------------------------------------------------------------------------------------------------
Change in unrealized fair value of derivative cash flow hedges (h)			      $    24.2       $   (84.3)
Minimum pension liability									   (0.9)	     -
---------------------------------------------------------------------------------------------------------------------------------
												   23.3 	  (84.3)
Income tax expense (recovery)									    3.9 	  (35.3)
---------------------------------------------------------------------------------------------------------------------------------
Other comprehensive income (loss)					      		      $    19.4       $   (49.0)
=================================================================================================================================

(n) Asset Retirement Obligations

Commencing January 1, 2003, new Generally Accepted Accounting Principles for asset retirement obligations apply to the Company (SFAS 143, "Accounting for Asset Retirement Obligations"). The new standard focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is also included in determining the results of operations.

All amounts arising from the application of this accounting policy are not significant.


20. Prior Period Presentation

The December 31, 2002, and March 31, 2002, amounts have been reclassified, where applicable, to conform to the 2003 presentation.




TELUS Management Discussion and Analysis
          First Quarter 2003



==============================================================================
    Forward-Looking Statements
    This document and the management discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of customer service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.

    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
==============================================================================

    Management's Discussion and Analysis

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month periods ended March 31, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). The following should also be read together with the interim consolidated financial statements of TELUS. The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), which differ in certain respects from U.S. GAAP. See Note 19 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

    Management's discussion and analysis is comprised of the following:
    1. Vision, Core Business and Strategy
    2. Capability to Deliver Results
    3. Results and Key Performance Indicators
    4. Risks and Uncertainties


    1. Vision, Core Business and Strategy

    TELUS will continue to be guided by its six strategic imperatives established in 2000. TELUS is focusing and moving forward on the following priorities in 2003:

    Continuing to deliver on our efficiency improvement objectives.
    - Communications segment operating costs were significantly reduced, thirteen customer contact centres were consolidated and staff were reduced by 600 in the first quarter of 2003, as discussed in detail in "Results and Key Performance Indicators";
    - The Company disposed of a non-core property for $19.3 million of cash proceeds.

    Improving customer service.
    Process and system changes that are having a positive impact, include:
    - TELUS-wide priority customer service measures;
    - Root cause analysis and issue resolution reducing inbound call volumes;
    - Errors being identified and eliminated at their source; and
    - Available staff being aligned with peak service periods.

    Enhancing our leadership position in the North American wireless industry.
    During the quarter, TELUS Mobility built on performance which was industry leading in the second half of 2002 on a number of key indicators. First quarter Earnings Before Interest Taxes Depreciation and Amortization (EBITDA) excluding Restructuring and workforce reduction costs increased by 46% compared to the same quarter a year ago. Mobility's industry-leading average revenue per subscriber unit per month (ARPU) increased by $2 in the first quarter of 2003 compared to the first quarter a year ago. TELUS Mobility also enjoys an industry-leading 83% proportion of higher value postpaid subscribers in its mix of postpaid and pre-paid subscribers. In the area of building value by retaining customers, in the first quarter of 2003 TELUS Mobility's churn rate was further reduced to 1.53%, or by 35 basis points as compared to 1.88% in the first quarter of 2002. For more details please see "Key operating indicators - Mobility segment".

    Strengthen our financial position, based on improved operating performance.
    - Moody's Investor Services changed its outlook for TELUS senior unsecured debt to 'Stable' from 'Negative', prior to the release of TELUS first quarter 2003 results; and
    - TELUS reduced net debt and improved its financial ratios in the first quarter of 2003.

    Achieving a settlement with our unionized employees.
    In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union for a new collective agreement replacing the legacy agreements from BC TEL and Alberta-based TELUS. Following the Clearnet acquisition and subsequent transactions, the Mobility business assumed responsibility for separate negotiations for its unionized operations in British Columbia and Alberta. This is the first round of collective bargaining since the merger of BC TELECOM and TELUS Alberta and the Company's aim is to replace the multiple legacy collective agreements with a single collective agreement for the new bargaining unit.
    During the fourth quarter of 2002, the Company's application to the Federal Minister of Labour, as provided for under the Canada Labour Code, requesting the appointment of a federal conciliator was granted. While the conciliation process is underway, the Canada Labour Code prohibits a strike or lock out.
    In January 2003, the Company and the TWU signed a Maintenance of Activities agreement, as required by federal legislation. This agreement ensures the continuation of services to 911 emergency, police, fire, ambulance hospitals and coast guard, with provisions to cover other potential emergency services necessary to prevent immediate and serious danger to the health or safety of the public, in the event of a work stoppage.
    Also in January 2003, the Company and the TWU agreed to an extension of the conciliation process to include a global review of all outstanding issues and a subsequent 60-day conciliation period; conciliation dates are currently scheduled through the third quarter of 2003. If the outstanding issues are not resolved at the end of the 60-day period, the parties may agree to extend this phase or, alternatively, following a 21 day cooling off period, a legal work stoppage may occur.
    Should a new collective agreement not be reached, there is the risk of a labour disruption. As a labour disruption could occur in multiple forms, the operational and financial impacts of a labour disruption on the Company are not practicably determinable currently.

    2. Capability to Deliver Results

    Changes to the Competitive Environment
    The level of competitive rivalry is expected to remain intense in 2003 as certain competitors restructured their operations. AT&T Canada completed its restructuring process in April 2003, which eliminated all its debt, and Microcell Telecommunications Inc. has received creditor and court approval for the restructuring of its debt and capital in March 2003.

    Regulatory updates
         Price Cap Decision 2002-34
    In 2002, AT&T Canada Inc. petitioned the federal Cabinet to increase competitor discounts from those provided for in Decision 2002-34. On March 25, 2003 the federal Cabinet upheld Decision 2002-34 thereby denying the petition.

         Telecom Public Notice 2003-4, April 10, 2003
    The Canadian Radio-television and Telecommunications Commission (CRTC) announced measures to address what it considers to be non-compliance issues by Incumbent Local Exchange Carriers (ILECs). The Commission has decided to step up proactive enforcement powers it is already granted under the Telecommunications Act. The Company believes this decision has no immediate material impact on TELUS.

    3. Results and Key Performance Indicators

    Financial Statement Presentation and Disclosure Changes
         Guarantees
    In the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of these guarantees and their maximum, undiscounted amounts, even when the likelihood of the Company having to make any payments under the guarantees is slight. See Note 2(a) and Note 15(c) to the interim consolidated financial statements.

    Asset Retirement Obligations
    Commencing with the Company's 2004 fiscal year, the new recommendations of the CICA for accounting for asset retirement obligations (CICA Handbook
Section 3110) will apply. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The obligations are measured initially at fair value (using present value methodology) and the resulting costs capitalized into the carrying amount of the related asset. In subsequent periods, the liability is adjusted for the accretion of discount and any changes in the amount or timing of the underlying future cash flows. The capitalized asset retirement cost is depreciated on the same basis as the related asset; discount accretion is included in determining the results of operations. The Company is currently evaluating the impact of this standard on its financial statements.

    Financial Impact of Price Cap Decisions
    On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs, or CRTC Decision 2002 34 and CRTC Decision 2002 43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. and beginning August 2002 for TELUS Communications (Quebec) Inc. The impact of these decisions on TELUS was a $23.0 million decrease in Communications segment Operating revenues and a $21.9 million decrease in Communications segment EBITDA for the first quarter of 2003, when compared to the same period one year earlier.
    On March 18, 2003, the CRTC issued Telecom Decision CRTC 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in Regulatory framework for the second price cap period. Also on March 18, 2003, the CRTC released Telecom Decision CRTC 2003-18, TELUS Communications Inc. - 2002 Annual price cap filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. The financial impact of these two decisions is consistent with TELUS' financial assumptions for 2002 and 2003.

Results of Operations
    Highlights
    Quarter ended March 31                      2003    2002    Change   %
    -------------------------------------------------------------------------
    ($ in millions except per share amounts)

    Operating revenues                       1,740.9 1,698.0    42.9     2.5

    EBITDA(1)                                  670.8   589.3    81.5    13.8

    Restructuring and workforce
     reduction costs                             6.5    12.5    (6.0)  (48.0)

    Income taxes (recovery)                     (5.9)   16.5   (22.4) (135.8)

    Net income (loss)                           91.2    (0.8)   92.0       -

    Common Share and                            88.6    (3.3)   91.9       -
    Non-Voting Share income (loss)

    Earnings (loss) per share (EPS)             0.26   (0.01)   0.27       -

    Capital expenditures - general             207.8   405.9  (198.1)  (48.8)

    Free cash flow (2)                         375.7   101.0   274.7   272.0
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs.
    The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.
    (2) Free cash flow is defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends. This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.

    Significant changes included in the first quarter 2003 financial results, when compared with the first quarter of 2002, were:
    - Communications segment revenues decreased by $42.4 million. This reduction included price cap decision impacts of $23.0 million, lower voice equipment sales of $14.3 million, and lower long distance revenues of $14.3 million from erosion of long distance minutes and prices;
    - Communications segment EBITDA improved by $25.5 million as the decrease in revenues was more than offset by a $66.4 million decrease in operations expense. The decrease in operations expense was primarily a result of $95 million of incremental savings resulting from the Operational Efficiency Program. Total staff for the Communications segment were reduced by approximately 600 since December 31, 2002, bringing cumulative staff reductions to approximately 5,800 since December 31, 2001, and approximately 6,600 since the inception of the Operational Efficiency Program. Savings in operations expense have aggregated $245 million from the start of the Operational Efficiency Program.
    - Mobility segment Revenue improved by $85.3 million or 19.1%. This was a result of strong average revenue per subscriber unit per month (ARPU) and subscriber growth;
    - Mobility segment EBITDA improved $56.0 million or 45.7%. This was a result of strong revenue and subscriber growth, cost containment, and to the economies of scale recognized through efficiencies resulting from the successful national integration of TELUS Mobility's operations;
    - Consolidated Financing costs decreased by $19.8 million because of lower debt balances and receipt of interest income for tax-related matters;
    - Income taxes included a recovery of $47.0 million in 2003 for settlement of tax-related matters;
    - Consolidated cash flow (EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures) increased by $279.6 million to $463.0 million;
    - Consolidated free cash flow (EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends) increased by $274.7 million to $375.7 million, and exceeded current quarter cash payments under Restructuring and workforce reduction initiatives of $153.9 million; and
    - Net debt was reduced by $195 million in the current quarter.

    The discussion below for Operating revenues, Operations expense, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated interim financial results.

Operating revenues -Communications segment
    Quarter ended March 31                      2003    2002    Change    %
    ------------------------------------------------------------------------
    ($ in millions)

    Voice local (net of 2003 price cap of
    $12.7 million)                             522.9   524.9    (2.0)   (0.4)
    Voice contribution                          15.9    18.5    (2.6)  (14.1)
    Voice long distance                        251.1   265.4   (14.3)   (5.4)
      (net of 2003 price cap of $1.0 million)
    Data (net of 2003 price cap of $9.0
     million)                                  342.8   340.7     2.1     0.6
    Other (net of 2003 price cap of $0.3
     million)                                   75.8   101.4   (25.6)  (25.2)
    -------------------------------------------------------------------------
    External operating revenue               1,208.5 1,250.9   (42.4)   (3.4)

    Intersegment revenue                        23.4    21.9     1.5     6.8
    -------------------------------------------------------------------------
    Total operating revenue                  1,231.9 1,272.8   (40.9)   (3.2)
    -------------------------------------------------------------------------

    Voice local revenue is generated from monthly access charges and enhanced services. Local access revenue decreased by $5.3 million in the first quarter of 2003, when compared with the same period last year, due to price cap decision impacts of $12.7 million and fewer access lines than one year ago, partly offset by growth in non-ILEC business. Increased local enhanced services revenue of $3.3 million partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $10.7 million or 2.0% in 2003 as compared to 2002.
    Network access lines decreased by approximately 26,000 consumer lines and 7,000 business lines in the twelve-month period ended March 31, 2003. During the first quarter of 2003, business lines increased by 4,000, while consumer lines decreased by 2,000. ILEC consumer lines continued to decrease due to removal of second lines as a result of Internet services migrating from dial-up to high-speed, technological substitution including migration to other forms of wireline services as well as wireless services, and losses to competitors. ILEC business line losses resulting from technological substitution to more efficient Integrated Services Digital Network (ISDN) services and from economic factors were 28,000 over twelve months and 3,000 during the current quarter. Partly offsetting this was a net line competitive gain of 21,000 over twelve months and 7,000 during the current quarter as growth in Central Canada non-ILEC business lines exceeded ILEC business line losses. The combined ILEC business and local consumer market share was estimated to be 96.7% at March 31, 2003 (97.4% one year earlier).
    Voice contribution revenue decreased for the first quarter of 2003, when compared with the same period one year ago because of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.
    Voice long distance revenue decreased for the first quarter of 2003, when compared with the same period last year, primarily because of fewer consumer and business minutes. Consumer revenues decreased by $7.1 million as a result of competitive pressures from 'dial-around' services and other competitors; partly offset by increasing the monthly long distance plan administration fee from $1.25 to $2.95 in February of this year. Business revenues decreased by $8.6 million as a result of fewer minutes. Wholesale settlement revenues increased by $2.0 million due to higher international traffic. Substitution to alternative technologies such as e-mail, Internet and wireless, and lower business long distance rates contributed to long distance revenue and minute erosion.
    Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth excluding the negative price cap impacts was $11.1 million or 3.3% in 2003 as compared to 2002. Internet service revenues increased by $28.5 million because of growth in the high speed Internet subscriber base, net of lower revenues from dial-up Internet services as a result of subscriber migration to high-speed services. As a result of post-implementation review following billing system conversions, dial-up and high-speed Internet subscriber net additions include negative adjustments of 6,400 and 3,000, respectively, in the first quarter of 2003. Growth in Internet-related revenues was partly offset by $13.7 million lower revenues for data equipment sales and other data services such as analog and packet-switched services, broadcast and videoconferencing, and managed information technology. Non-core data revenues from international managed information technology services decreased by $3.7 million to $9.6 million.
    Other revenue decreased for the first quarter of 2003 primarily because of $14.3 million lower voice equipment sales. Other changes included lower rents from support structures, lower installation and contract services, and lower Individual Line Service grant.
    Included in the total external operating revenue are non-ILEC revenues of $140.7 million for the first quarter of 2003 and $116.5 million for the first quarter of 2002, an increase of $24.2 million or 20.8%.
    Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense from the Mobility segment.

Key operating indicators - Communications segment
    Quarter ended March 31                      2003    2002   Change    %
    -------------------------------------------------------------------------
    (000s for subscribers and additions)

    Network access lines, end of period        4,913   4,946   (33.0)   (0.7)

    Total Internet subscribers(1),
     end of period                             814.2   707.3   106.9    15.1
      Dial-up                                  372.1   440.3   (68.2)  (15.5)
      High-speed                               442.1   267.0   175.1    65.6

    Total Internet subscriber net additions(1)  12.5    37.4   (24.9)  (66.6)
      Dial-up                                  (19.6)  (14.8)   (4.8)  (32.4)
      High-speed                                32.1    52.2   (20.1)  (38.5)
    -------------------------------------------------------------------------

    (1) Internet net additions and subscriber counts for 2003 are net of reductions of approximately 6,400 dial-up subscribers and approximately 3,000 high-speed Internet subscribers as a result of a post-implementation review following billing system conversions.

Operating revenues - Mobility segment
    Quarter ended March 31                      2003    2002    Change    %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue                            492.1   414.9    77.2    18.6
    Equipment revenue                           40.3    32.2     8.1    25.2
    -------------------------------------------------------------------------
    External operating revenue                 532.4   447.1    85.3    19.1

    Intersegment revenue                         3.7     4.1    (0.4)   (9.8)
    -------------------------------------------------------------------------
    Total operating revenue                    536.1   451.2    84.9    18.8
    -------------------------------------------------------------------------

   Mobility segment Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, and fees for value-added services. Network revenue increased for the quarter ended March 31, 2003 as compared to the same period in 2002 as a result of the continued expansion of TELUS Mobility's subscriber base by 14.8% to approximately 3.1 million subscribers from 2.7 million one year ago while average revenue per subscriber unit per month (ARPU) increased to $54 from $52 in the same quarter last year.
   TELUS Mobility continued its strategic focus on profitable revenue growth and subscriber retention, which resulted in higher ARPU and a substantially improved churn rate year over year. The $2 increase in the year over year ARPU was the first such increase in some time reversing the declining trend. Moreover, ARPU remained stable relative to the fourth quarter of 2002. This is despite recent trends of greater in-bucket usage, postpaid / prepaid mix changes, retention offers aimed at reducing postpaid churn, and overall competitive market pressures. In-bucket usage refers to plans that offer included minutes at a fixed fee for periods of time including "Evenings and Weekends". The increased ARPU for the first quarter of 2003 was a result of increased usage and pricing discipline. TELUS Mobility believes stable ARPU and churn will continue during 2003. Average minutes of use (MOU) per subscriber per month were 315 for the current quarter as compared to 250 for the same period in 2002. As of March 31, 2003, postpaid subscribers accounted for an industry leading 82.7% of the total cumulative subscriber base as compared to 84.3% one year earlier and stable relative to the fourth quarter of 2002. Net postpaid subscriber additions for the current quarter of 43,300 represented 64.9% of all net additions in the period as compared to 61,600 (68.1%) for the corresponding period one year ago. Total net subscriber additions were 66,700 for the current quarter as compared to 90,500 for the comparable period last year.
   Blended postpaid and prepaid churn averaged 1.5% per month in the first quarter of 2003, a significant improvement from 1.9% for the comparable period one year earlier. Deactivations declined 6.1% to 139,000 for the first quarter 2003 as compared to 148,100 for the same period in 2002 despite a 14.8% increase in the subscriber base. The improved churn and industry leading ARPU are evidence of the continued focus and execution by TELUS Mobility on subscriber retention and profitable revenue generating subscriber growth. The decline in churn is attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and the grand fathered per-second rate plans.
   Equipment sales, rental and service revenue in the three-month period ended March 31, 2003, was $40.3 million as compared to $32.2 million for the same period in 2002. The increase in equipment revenue occurred despite a decline in gross subscriber additions for the current quarter of 205,700 as compared to 238,600 for the same period in 2002. The increase was principally due to handset pricing discipline and product mix.
   Intersegment revenues represent services provided by the Mobility segment to the Communications segment. These revenues are eliminated upon consolidation together with the associated expense from the Communications segment.

    Key operating indicators -Mobility segment
    Quarter ended March 31                      2003    2002    Change   %
    -------------------------------------------------------------------------
    (000s for subscribers and additions)
    Net subscriber additions - postpaid         43.3    61.6   (18.3)  (29.7)
    Net subscriber additions - prepaid          23.4    28.9    (5.5)  (19.0)
                                         ------------------------------------
    Net subscriber additions - total            66.7    90.5   (23.8)  (26.3)
    Subscribers - postpaid                   2,533.9 2,250.6   283.3    12.6
    Subscribers - prepaid                      528.3   417.6   110.7    26.5
                                         ------------------------------------
    Subscribers - total                      3,062.2 2,668.2   394.0    14.8

    Churn, per month (%)                         1.5     1.9    (0.4)      -
    Cost of Acquisition (COA) per gross
     subscriber addition ($)(1)                  507     480      27     5.6
    Cost of Acquisition (COA) per gross
     subscriber addition excl. retention
     and migration ($)(1)                        425     404      21     5.2
    ARPU ($)                                      54      52       2     3.8

    Total POPs (2) covered                      25.9    25.1     0.8     3.2
    Total POPs covered including                28.2    25.1     3.1    12.4
      roaming/resale (millions) (3)
    Digital POPs covered (millions)             25.4    24.8     0.6     2.4
    Digital POPs covered including              27.9    24.8     3.1    12.5
    roaming/resale (millions) (3)

    EBITDA margin as a percentage of
     network revenue (%)                        36.3    29.5     6.8       -
    EBITDA excluding COA ($ millions)          282.8   215.7    67.1    31.1
    -------------------------------------------------------------------------

    (1) For the three months ended March 31, 2002, Cost of Acquisition of
$480 and $404 before retention and migration costs excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability. When including the $21.0 million reduction, COA for the three months ended March 31, 2002 would be $392 and $315 excluding retention and migration.
    (2) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (3) TELUS Mobility has not activated all digital-roaming areas. TELUS Mobility PCS Digital Population Coverage was 21.5 million, and 27.9 million including the roaming/resale agreement with Bell Mobility and Aliant Telecom Wireless. TELUS Mobility PCS and Mike Digital Population Coverage was 25.4 million.

    Operations expense - Communications segment
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                     739.7   806.1   (66.4)   (8.2)
    -------------------------------------------------------------------------

    Operations expense for the Communications segment decreased in the first quarter of 2003, when compared with the same period last year, primarily because of the Operational Efficiency Program savings and lower equipment costs of sales. An increased pension expense partially offset these cost reductions.
    ILEC operations expense was $584.5 million in the first quarter of 2003 compared with $652.3 million in the same period last year, a decrease of $67.8 million or 10.4%. The primary reasons for the reduction in ILEC operations expense in the first quarter of 2003, when compared with the first quarter of 2002, were:
    - Incremental Operational Efficiency Program savings of $75.0 million from lower salaries and benefits. Total staff for the Communications segment decreased by approximately 600 in the current quarter;
    - Incremental Operational Efficiency Program non salary-related savings of $20.0 million from lower advertising and promotions expense, lower employee-related overhead costs, and use of fewer contractors;
    - Lower equipment cost of sales of $14.4 million. This included $5.0 million lower high-speed Internet cost of sales because of reduced gross additions of high-speed Internet subscribers and adoption of EITF 01-9 in mid-2002 for recognizing certain discounts to customers net against revenues;
    - Lower payments to Verizon under the Software and Related Technology Service Agreement of $4.0 million;
    - Costs associated with non-core international data revenues decreased by $3.0 million to $9.2 million;
    - Increased expense of $14.8 million as a result of lower labour capitalization associated with reduced capital spending;
    - Increased pension expense of $16.3 million; and
    - Inflationary and other increases of $17.5 million.

    Non-ILEC operations expense was $155.2 million in first quarter of 2003 compared with $153.8 million in the same period last year, an increase of $1.4 million or 0.9%. The primary changes in Non-ILEC operations expense were:
    - Facility and settlement costs increased by $9.7 million higher because of higher international transit minute volumes;
    - Bad debt expense increased by $6.0 million; and
    - Other costs decreased by $14.3 million as a result of concerted focus on managing operating expenses.

    Operations expense - Mobility segment
    ($ in millions)                             2003    2002   Change    %
    ------------------------------------------------------------------------
    Quarter ended March 31                     357.5   328.6    28.9     8.8
    ------------------------------------------------------------------------

    Expenses related to equipment sales increased $16.4 million (24.3%) to $83.8 million in the first quarter as compared to $67.4 million for the same period one year earlier. First quarter 2002 expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition (COA). Excluding this $21.0 million favourable clarification of provincial tax legislation, the current quarter expense decrease was $4.6 million (5.2%) principally due to a decline of 32,900 gross subscriber activations as compared to the same period in the prior year as well as favourable exchange rates. These handset costs are included in marketing cost of acquisition
(COA).
    Network service expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses decreased $0.8 million or 0.9% to $86.1 million in the first quarter of 2003, as compared to $86.9 million for the same period in 2002. Reduced Industry Canada spectrum licence fees of $5.0 million more than offset increases attributed to transmission and site-related expenses to support the increased sites, subscriber base, and improved service levels. PCS digital population coverage increased 6.4 million (Bell - 5.0 million and Aliant - 1.4 million) from 21.5 million before the roaming/resale agreements to 27.9 million including roaming/resale areas turned on by the end of the first quarter. Total digital population coverage (Mike and PCS) as of March 31, 2003, was 25.4 million (27.9 million including all current digital roaming service areas) as compared to 24.8 million one year ago.
    Marketing expenses excluding handset subsidies were $55.8 million for the first quarter 2003 as compared to $49.4 million for the same period in 2002. The $6.4 million increase was primarily due to higher advertising and promotion expenses and to a lesser extent, dealer compensation costs incurred during the launch of several promotions during the first quarter of 2003. COA excluding retention and migration was $425 for the current quarter as compared to $404 (excluding any benefit from the $21.0 million PST clarification) for the same period in 2002. The increase in COA excluding retention and migration was due to higher marketing costs and lower than expected gross subscriber additions, partially offset by a decrease in handset subsidies. COA including retention and migration was $507 for Q1 2003 as compared to $480 for the corresponding period in 2002. Retention and migration COA was $82 for the first quarter 2003 and $76 for the same period last year.
    General and Administration (G&A) expense consisted of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A increased 5.5% to $131.8 million for the first quarter 2003 as compared to spending of $124.9 million for the same period in 2002. The increase in payroll was principally related to inflation and a growth in permanent staffing levels in the areas of client operations, company-owned retail stores, expansion into new coverage territory, and channel distribution expansion to support subscriber growth and improved service levels. TELUS Mobility has realized significant economies of scale with the integration of its operations and billing systems. Consequently, full-time equivalent employees decreased by 1.3% to 5,021 from 5,088. In the first quarter of 2003, bad debts decreased slightly over the same period last year.

Earnings(1) Before Interest, Taxes, Depreciation and Amortization (EBITDA) by segmen
    Quarter ended March 31                      2003    2002   Change    %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment                     492.2   466.7    25.5     5.5
    Mobility segment                           178.6   122.6    56.0    45.7
    -------------------------------------------------------------------------
    TELUS Consolidated                         670.8   589.3    81.5    13.8
    -------------------------------------------------------------------------
    (1)  Excluding Restructuring and workforce reduction costs.

    EBITDA(1) margin(2) by segment (%)
    Quarter ended March 31                      2003    2002   Change    %
    -------------------------------------------------------------------------
    ($ in millions)

    Communications segment                      40.0    36.7     3.3      --
    Mobility segment 3                          33.3    27.2     6.1      --
    -------------------------------------------------------------------------
    TELUS Consolidated                          38.5    34.7     3.8      --
    -------------------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.
    (2) EBITDA divided by total revenue.
    (3) EBITDA margin as a percentage of network revenue was 36.3% for Q1 2003 as compared to 29.5% (24.5% before PST clarification) for the same period last year.

    Communications segment EBITDA excluding Restructuring and workforce reduction costs improved primarily because of Operational Efficiency Program savings of $95 million, partially offset by $21.9 million negative price cap decision impacts, $16.3 million higher pension expense, and lower long distance and other revenues. Excluding price cap decision impacts, EBITDA increased by $47.4 million or 10.2%.
    TELUS Mobility continued to successfully execute its national strategy focused on profitable revenue growth. The significant increase in Mobility segment EBITDA was principally due to an 18.6% increase in network revenue, resulting from a 14.8% increase in the cumulative subscriber base, improved ARPU from $52 to $54, as well as realization of economies of scale. Incremental network revenue flowed through to EBITDA excluding COA at a rate of 86.9% in the first quarter 2003 as compared to 88.8% for the same period in 2002.
    TELUS Mobility EBITDA improved by $77.0 million (75.8%) when the $21.0 million favourable PST clarification in the first quarter 2002 is excluded. EBITDA margin as a percentage of network revenue improved to 36.3% for the first quarter as compared to 29.5% (24.5% before the PST clarification) for the same period one year earlier. The improvement in EBITDA margin was attributed to strong ARPU and subscriber growth, cost containment, and to the economies of scale recognized through efficiencies resulting from the successful integration of TELUS Mobility's operations.

    Depreciation and amortization
    Quarter ended March 31                      2003    2002    Change   %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                               318.6   291.1    27.5     9.4
    Amortization of intangible assets           92.5    83.3     9.2    11.0
    -------------------------------------------------------------------------

    Depreciation and amortization expenses increased by $36.7 million in the first quarter of 2003, when compared with the first quarter of 2002, primarily because of growth in wireless, data network, and administrative software capital assets.

    Restructuring and workforce reduction costs
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       6.5    12.5    (6.0)  (48.0)
    -------------------------------------------------------------------------

    Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. For further detail, refer to Note 3 of interim consolidated financial statements.
    Staff reductions since the beginning of 2002 were approximately 5,800. Since the inception of the Operational Efficiency Program in 2001 through March 31, 2003, the Company has reduced its staff count by approximately 6,600, comprised of 4,700 bargaining unit positions and 1,900 management positions. TELUS currently expects approximately 700 additional net employee reductions to occur in 2003 as a result of the Operational Efficiency Program.
    EBITDA savings since inception of the Operational Efficiency Program have increased to approximately $245 million by the first quarter of 2003. The annual savings for 2003 are currently expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.

    Other expense (income)
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       5.6     4.8     0.8    16.7
    -------------------------------------------------------------------------

    Other expense (income) includes accounts receivable securitization expense, charitable donations, income from or impairments in portfolio investments, gains and losses on disposal of property, and 2002 Discontinued operations. The first quarter 2003 accounts receivable securitization expense increased by $2.4 million from expanding the volume of receivables under the securitization program to an average of $467 million in the first quarter of 2003 from $143 million last year. This was partly offset by a timing difference of lower charitable donations expense in the first quarter of 2003.

    Financing costs
    ($ in millions)                             2003    2002    Change   %
    ------------------------------------------------------------------------
    Quarter ended March 31                     161.6   181.4   (19.8) (10.9)
    ------------------------------------------------------------------------

    Financing costs include interest expense on long-term and short-term debt, interest income, foreign exchange gains and losses, and amortization of debt issue costs. Interest on long-term and short-term debt decreased by $9.1 million in the first quarter of 2003, when compared with the first quarter of 2002. This was primarily a result of debt repurchases in the third and fourth quarters of 2002. The average debt principal outstanding during the first quarter of 2003 was $8,283 million ($8,783 million in the first quarter of 2002). The effective interest rate on the average debt outstanding for the first quarter of 2003 was 8.2% (8.1% in 2002). Financing costs in the first quarter of 2003 were reduced by $9.8 million interest income from settlements of tax-related matters.

    Income taxes (recovery)
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                      (5.9)   16.5   (22.4) (135.8)
    -------------------------------------------------------------------------

    TELUS recorded a $47.0 million income tax recovery in the first quarter of 2003 for settlement of previous years' tax matters. This settlement was partially offset by higher income taxes related to higher income before taxes.

    Non-controlling interest
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       0.7     0.5     0.2    40.0
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents a partner's interest in TELUS International Inc.

    Preferred dividends
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       0.9     0.9       -      -
    -------------------------------------------------------------------------

    There were no changes to quarterly dividends on preferred shares.

    Interest on convertible debentures
    ($ in millions)                             2003    2002    Change   %
    -------------------------------------------------------------------------
    Quarter ended March 31                       1.7     1.6     0.1     6.3
    -------------------------------------------------------------------------

    The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

         Liquidity and capital resources

    Cash provided by operating activities
    ($ in millions)                             2003    2002    Change   %
    ------------------------------------------------------------------------
    Quarter ended March 31                     399.7   293.7   106.0    36.0
    ------------------------------------------------------------------------

    Cash provided by operating activities increased for the first quarter of 2003, when compared with the same period last year principally because of the following:
    - Changes in non-cash working capital included an improvement of $116.8 million resulting from an $87.0 million reduction in accounts receivable in the first quarter of 2003, compared to the same period last year in which there was a $29.8 million increase in accounts receivable
    - An $81.5 million improvement in EBITDA;
    - A $12.6 million decrease in income taxes paid;
    - A $6.3 million decrease in interest paid, and
    - Partly offset by a $110.9 million increase in payments under restructuring and workforce reduction initiatives Payments in the first quarter of 2003 were $153.9 million, compared with $43.0 million in the first quarter of 2002 (see Note 3 to the interim consolidated financial statements).

    Cash provided (used) by investing activities
    ($ in millions)                             2003    2002    Change   %
    ------------------------------------------------------------------------
    Quarter ended March 31                    (182.6) (415.3)  232.7    56.0
    ------------------------------------------------------------------------

    Net cash used by investing activities for the first quarter of 2003 decreased, when compared with the same period last year, because of reduced capital spending and disposal of an administrative property under the terms of a sale and leaseback transaction in 2003. An $8.2 million pre-tax gain on the property sale, on total cash proceeds of $19.3 million, has been deferred and amortized over the term of the lease.

    Capital expenditures by segment
    Quarter ended March 31                      2003    2002    Change   %
    ------------------------------------------------------------------------
    ($ in millions)

    Communications segment                     153.5   309.1  (155.6)  (50.3)
    Mobility segment                            54.3    96.8   (42.5)  (43.9)
    ------------------------------------------------------------------------
    Capital expenditures - general             207.8   405.9  (198.1)  (48.8)
    ------------------------------------------------------------------------
    ------------------------------------------------------------------------
    Capital expenditure intensity (%)(1)        11.9    23.9   (12.0)      -
    ------------------------------------------------------------------------

    (1) Capital expenditures as a percentage of revenue

    Capital spending decreased in the Communications segment in the first quarter of 2003, when compared to the same period in 2002. Non-ILEC expenditures decreased by $21.2 million to $18.6 million because of a focus on optimizing existing facilities. The primary reasons for the decrease in ILEC capital expenditures by $134.4 million to $134.9 million were:
    - ADSL facilities and systems expenditures decreased by $48.2 million to $20.0 million due to a focus on higher utilization of existing facilities, the completion of systems in 2002, and slowing growth in the industry;
    - Payments for software licences and trademarks to Verizon in 2003 decreased to zero, compared with $26.2 million in 2002;
    - Network infrastructure spending decreased by $18.2 million due to reduced demand for facilities; and
    - Spending on internal systems and processes decreased due to completion of initiatives in 2002, such as the national long distance and card service platform and internal web enablement projects.

    The Communications segment capital intensity ratio decreased to 12.5% in the first quarter of 2003 from 24.3% in first quarter of 2002. The Communications segment contribution to cash flow (EBITDA less Capital expenditures) increased to $338.7 million in the first quarter of 2003 from $157.6 million in the same period last year.
    Mobility segment capital expenditures were significantly reduced for the first quarter 2003 as compared to the same period in 2002. TELUS Mobility continued the enhancement of digital wireless coverage during the first quarter 2003. Capital spending declined significantly year over year principally because of:
    - Implementation of the 1X digital network in 2002;
    - Digital conversion of analogue networks in 2002; and
    - Reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless.

    As at March 31, 2003, TELUS Mobility 1X digital population coverage including roaming/resale areas was 24.3 million. Capital expenditure intensity for TELUS Mobility was 10.1% for the first quarter 2003 as compared to 21.5% for the same period one year ago due to both lower capital spending and growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity, Mobility significantly improved cash flow (EBITDA less Capital expenditures) to $124.3 million for the current quarter as compared with $25.8 million for the same period in 2002.
    As a result of achieving reduced capital expenditures and achieving improved EBITDA, consolidated cash flow (EBITDA less Capital expenditures) has improved to $463.0 million in the first quarter of 2003, when compared with the $183.4 million in same period in 2002. The Company expects capital expenditures to increase during the remainder of the year such that the capital intensity ratio for 2003 will be consistent with the consolidated 20% or less annual target.

    Cash provided (used) by financing activities
    ($ in millions)                             2003    2002   Change    %
    ------------------------------------------------------------------------
    Quarter ended March 31                    (200.7)   58.9  (259.6)      -
    ------------------------------------------------------------------------

    Cash used by financing activities increased in the first quarter of 2003, when compared with the same period one year ago, principally due to $182.6 million of net debt redemptions in 2003, compared with $51.2 million of net debt issues in 2002. Debt redemptions in the first quarter of 2003 included approximately $151 million of bank facilities, $30 million of First Mortgage Bonds and $1.6 million of capital leases. Proceeds of $20.1 million were received from Common and Non-voting shares issued from Treasury under the employee share purchase plan and from share option plans (compared with $32.8 million of proceeds issued in the same period in 2002 under the same plans and from warrants). Cash dividends paid to shareholders increased by $18.0 million as a result of lower enrolment in dividend reinvestment plans (approximately 17% for the dividend paid in January 2003, compared with approximately 45% one year earlier) and an increased number of shares outstanding. The 15-cent dividend paid per Common share and Non-voting share remained unchanged from one year ago.

    Liquidity and capital resource ratios

                              Mar. 31,    Mar. 31,                  Dec. 31,
    Period ended                2003        2002         Change       2002
    ------------------------------------------------------------------------
    Net debt(1) ($ millions)  8,195.3      8,827.2      (631.9)     8,390.3
    Total capitalization(2)
     ($ millions)            14,705.5     15,230.3      (524.8)    14,834.1
    EBITDA (12-month
     trailing, $ millions)    2,600.1      2,501.2        98.9      2,518.6
    Net interest cost(3)
     (12-month trailing,
     $ millions)                667.0        687.6       (20.6)       686.8

    Fixed rate debt as proportion
     of total indebtedness (%)   95.1         93.3        (1.8)        93.4
    Average term to maturity of
     debt (years)                 6.5          7.3        (0.8)         6.6

    Net debt(1) to total
     capitalization(2) (%)       55.7         58.0        (2.3)        56.6
    Net debt to EBITDA(4)         3.2          3.5        (0.3)         3.3

    Earnings coverage(5)          0.7          2.3        (1.6)         0.6
    EBITDA interest coverage(6)   3.9          3.6         0.3          3.7

    Free cash flow(7)
     (3-month, $ millions)      375.7        101.0       274.7       (104.0)
    Free cash flow(7)
     (12-month trailing,
     $ millions)                248.8       (727.2)      976.0        (25.9)
    ------------------------------------------------------------------------

    (1) Long-term debt plus current obligations and cheques outstanding less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar notes. The cross currency foreign exchange hedge liability as at March 31, 2003 was $204.6 million ($187.9 million hedge asset as at March 31, 2002). Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $121.5 million at March 31, 2003 ($30 million at March 31, 2002), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities.
    (2) Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' Equity.
    (3) Net Interest Cost is defined as Net financing cost before non-cash accreted interest and gains on repurchase or redemption of debt, calculated on a 12-month trailing basis. Accreted interest was recorded up to and including the second quarter of 2001, affecting the calculation for the period ended March 31, 2002. Gains on repurchase and redemption of debt were recorded in the second and third quarters of 2001 and the third quarter and fourth quarters of 2002, affecting each period reported above.
    (4) Net debt to EBITDA is defined as Net debt as at the end of the period divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (5) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (6) EBITDA interest coverage is defined as EBITDA excluding Restructuring and workforce reduction costs divided by Net interest cost. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
    (7) Free cash flow is defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest, cash taxes and cash dividends. This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.

    The short-term obligation and long-term debt balance as at March 31, 2003 decreased by $511 million to $7,877 million from $8,388 million as at December 31, 2002. This reduction in the debt balance included a $332 million decrease in the Canadian dollar value of U.S. dollar denominated Notes because of an approximate five U.S. cent appreciation of the Canadian dollar between December 31, 2002 and March 31, 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $332 million being recorded in the Deferred hedging liability.
    The proportion of debt with fixed interest rates increased as at March 31, 2003, when compared with March 31, 2002 and December 31, 2002, because the amount of utilized Bank facilities at March 31, 2003 decreased by approximately $173 million from one year ago and decreased by approximately $151 million since the end of 2002.
    The primary reasons for a reduction in the net debt to total capitalization ratio measured at March 31, 2003, when compared to a year ago, were the repurchase of approximately $410 million of debt in the third and fourth quarters of 2002. Total equity increased by approximately $104 million as a reduction in retained earnings was more than offset by the $323 million of net proceeds from a public equity issue in the third quarter of 2002 and Common shares and Non-voting shares issued over the last twelve months. The Company's Operational Efficiency Program and strong Mobility cash generation resulted in significant increased free cash flow allowing for additional debt reduction in the first quarter of 2003. For the first quarter of 2003, the free cash flow measure exceeded cash payments of $153.9 million for Restructuring and workforce reduction.
    The net debt to EBITDA ratio measured at March 31, 2003 improved, when compared with March 31, 2002 and December 31, 2002, as a result of debt reduction and an increase in twelve-month trailing EBITDA.
    The EBITDA interest coverage ratio measured at March 31, 2003 improved, when compared with March 31, 2002 and December 31, 2002, as a result of higher twelve-month trailing EBITDA and lower twelve-month trailing net interest costs.

    Credit Facilities
    TELUS credit facilities at the end of March 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($504 million drawn along with $101 million in outstanding undrawn letters of credit), an undrawn $800 million (or the U.S. dollar equivalent) 364 day revolving credit facility extendible at TELUS' option for any amount outstanding as at May 28, 2003 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $19 million in committed and outstanding undrawn letters of credit, at March 31, 2003). The Company expects to renew its 364 day extendible revolving credit facility in the amount of $600 million on similar terms, prior to the May 28, 2003 availability termination date of such credit facility.
    At March 31, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 3.2:1 as at March 31, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 3.9:1 as at March 31, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

    Accounts Receivable Sale
    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service, or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by one level at BBB as of April 29, 2003. The value of securitized receivables at March 31, 2003, was $454 million. See Note 8 to the interim consolidated financial statements.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At March 31, 2003, this amount, defined as the Asset Securitization Amount, was $121.5 million.

    Credit Ratings
    On April 16, 2003, Moody's Investor Service changed the outlook for
TELUS' senior unsecured credit rating to 'stable' from 'negative'. No other new rating actions have been announced since July 2002. TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.

    Credit rating summary
                                 S&P(1)     DBRS(1)    Moody's(2)    Fitch(1)
    ------------------------------------------------------------------------
    TELUS Corporation
     Senior Bank Debt            BBB        BBB        Ba1           BBB
     Debentures and Notes        BBB        BBB        Ba1           BBB
     Medium-term Notes           BBB        BBB        ---           ---
     Commercial Paper            A-2        R-2(high)  ---           ---

    TELUS Communications Inc.
     Debentures                  BBB        BBB        ---           BBB
     Medium-term Notes           BBB        BBB        ---           BBB
     Commercial Paper            A-2        R-2(high)  ---           ---
     Preferred Shares            P-3(high)  Pfd-3      ---           ---

    TELUS Communications
     (Quebec) Inc.
     First Mortgage Bonds        BBB        BBB        ---           ---
     Debentures                  BBB        BBB        ---           ---
     Medium-term Notes           BBB        BBB        ---           ---
    Commercial Paper             A-2        R-2(high)  ---           ---
    ------------------------------------------------------------------------

    (1) Outlook or Trend 'negative'
    (2) Outlook 'stable'

    Off-Balance Sheet Arrangements and Contractual Liabilities

    Financial Instruments
    TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.
    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. The Company has entered into an interest rate swap that has the effect of fixing the interest rate on $70 million of floating rate debt until April 2004. Hedge accounting is not applied to this swap agreement.
    The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not applied to these foreign currency forwards.
    The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counter parties. An ongoing review is performed to evaluate changes in the status of counter parties.
    The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.
    Commitments and Contingent Liabilities (Note 15 of the interim consolidated financial statements)
    The Company has a number of commitments and contingent liabilities. The Company has $253.0 million in outstanding commitments for its Operational Efficiency Program as at March 31, 2003, and approximately $13.0 million additional Restructuring and workforce reduction expense may be recorded in 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in contract negotiations through the federal conciliation process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company.

    Revised Guidance for 2003
                           2003 revised       2003 target           Change
                            guidance
------------------------------------------------------------------------------
    Consolidated
     Revenues               no change      $7.2 to $7.3 billion        -
     EBITDA1                no change      $2.7 to $2.8 billion    15 cents
     Earnings (loss)
      per share          50 to 70 cents      35 to 55 cents            -
     Capital
     expenditures          no change      Approx. $1.5 billion    see note 2
     Free cash
      flow(2)         $500 to 600 million  $300 to $600 million        -
     Net debt to
      EBITDA               no change            3.0 times              -

    Communications
     segment
     Revenue
      (external)           no change       $5.0 to $5.05 billion       -
       Non-ILEC
        revenue            no change          $575 million             -
     EBITDA(1)             no change      $2.075 to $2.15 billion      -
      Non-ILEC EBITDA      no change       Approx. $(60) million       -
     Capital
      expenditures         no change       Approx. $1.05 billion       -
     High-speed
      Internet
      subscriber net
      additions            no change         150,000 to 175,000        -

    Mobility segment
     Revenue
      (external)           no change        $2.2 to $2.25 billion      -
     EBITDA1          $675 to $700 million  $625 to $650 million  $50 million
     Capital
      expenditures         no change        Approx. $450 million       -
     Wireless
      subscriber
      net additions      Approx. 350,000       400,000 to 450,000 (50,000) to
                                                                    (100,000)
    ------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization, excluding Restructuring and workforce reduction costs.
    (2) EBITDA less Capital expenditures, cash interest, cash taxes and cash dividends. Original target of $300 to $600 million was revised in the 2002 Annual Report to $500 to $600 million as a result of a settlement with tax authorities in late February 2003.

    4. Risks and Uncertainties

    A comprehensive discussion of the risks and uncertainties can be found in Management's Discussion and Analysis in TELUS' Annual Information Form, TELUS' 2002 Annual Report, and filings on sedar.com and on Edgar at sec.gov.


 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 1, 2003
						TELUS Corporation



						__ "James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary